

Mail Stop 3561

September 19, 2016

Simon P. Crowe
Chief Financial Officer
GasLog Ltd
c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

> **Re: GasLog Ltd.**
> **Form 20-F for the Year Ended December 31, 2015**
> **Filed March 14, 2016**
> **File No. 001-35466**

Dear Mr. Crowe:

We have reviewed your September 8, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2015

Note 2. Significant Accounting Policies

Investment in joint ventures

Accounting for revenues and related operating expenses, page F-14

1. We note your response to prior comment 2 and request some additional information. Please address the following:

    - Please clarify the party that is ultimately responsible for fulfilling the terms of a charter hire/agreement once signed (e.g. the shipowner or the pool manager);

- Please tell us if the shipowner or the pool manager bears the risks if a shipment were delayed;
- Please tell us if the shipowner or the pool manager has inventory risk during the voyage; and
- Please provide us more detail on how the pool allocation amount is calculated. Your response should clearly explain the basis for the allocation and whether it is a percentage paid to all pool participants or an alternate method.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure